As filed with the Securities and Exchange Commission on May 12, 2015

Securities Act File No. 333-202399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to
Form N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TERRA INCOME FUND 6, INC.

(Exact name of registrant as specified in charter)

805 Third Avenue
8th Floor
New York, New York 10022
(212) 753-5100

(Address and telephone number, including area code, of principal executive offices)

Bruce D. Batkin
Terra Income Fund 6, Inc.
805 Third Avenue
8th Floor
New York, New York 10022

(Name and address of agent for service)

COPIES TO:

Rosemarie A. Thurston
Martin H. Dozier
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309-3424
Tel: (404) 881-7000
Fax: (404) 253-8447

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-202399) of Terra Income Fund 6, Inc. (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits (a), (b), (e), (g)(1), (h)(1), (h)(2), (k)(1), (l), (n)(1) and (r) to the Registration Statement. No changes have been made to Part A, Part B or Part C of the Registration Statement, other than Item 25(2) of Part C as set forth below. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Item 25(2) of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the U.S. Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements and Exhibits
(2)	Exhibits

(a)	Articles of Amendment and Restatement of the Registrant.*
(b)	Amended and Restated Bylaws of the Registrant.*
(d)	Form of Subscription Agreement (included in the Registrant’s Prospectus as Appendix A and incorporated herein by reference).
(e)	Distribution Reinvestment Plan.*
(g)(1)	Investment Advisory and Administrative Services Agreement by and between the Registrant and Terra Income Advisors, LLC.*
(h)(1)	Dealer Manager Agreement by and among the Registrant, Terra Income Advisors and Terra Capital Markets, LLC.*
(h)(2)	Form of Selected Dealer Agreement (included as Exhibit A to the Dealer Manager Agreement).*
(j)	Form of Custody Agreement by and between the Registrant and U.S. Bank National Association (previously filed as an exhibit to the Registration Statement on Form N-2 filed with the SEC on March 2, 2015 and incorporated herein by reference).
(k)(1)	Escrow Agreement by and among the Registrant, UMB Bank, N.A. and Terra Capital Markets, LLC.*
(l)	Opinion of Venable LLP.*
(n)(1)	Consent of Venable LLP (incorporated by reference to Exhibit (l) hereto).*
(n)(2)	Consent of BDO USA, LLP (previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC on April 16, 2015 and incorporated herein by reference).
(r)	Code of Ethics.*

*	Filed herewith.

C-2

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 12th day of May, 2015.

TERRA INCOME FUND 6, INC.

By:	/s/ Bruce D. Batkin

Name:  Bruce D. Batkin

Title:   Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Bruce D. Batkin Bruce D. Batkin	Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2015
/s/ Gregory M. Pinkus Gregory M. Pinkus	Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	May 12, 2015
* Simon J. Mildé	Chairman of the Board of Directors	May 12, 2015
* Michael L. Evans	Director	May 12, 2015
* Richard B. Jennings	Director	May 12, 2015
* Robert E. Marks	Director	May 12, 2015

*By: /s/ Gregory M. Pinkus Attorney-in-fact

C-3